

Ventas, Inc.

111 South Wacker Drive
Suite 4800
Chicago, IL 60606
T 502.357-9000
F 502.357-9029

May 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Linda van Doorn
          Senior Assistant Chief Accountant

>   **Re: Ventas, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 001-10989**
>
>   **ElderTrust Operating Limited Partnership**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 31, 2009**
>   **File No. 333-89312-02**

Dear Ms. van Doorn:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the "Company"), and ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Partnership"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated May 1, 2009 from you to Debra A. Cafaro, the Company's Chairman, President and Chief Executive Officer and the President and Chief Executive Officer of ElderTrust, the Partnership's general partner, with respect to the above-referenced filings.

For the convenience of the Staff, we have set forth below each of the Staff's comments in italics, immediately followed by our response thereto.

Ventas, Inc. Form 10-K for the year ended December 31, 2008

Note 3 – Revenues from Properties, page 86

1. *We note that you have the authority to make all decisions for your Sunrise joint ventures except for a limited set of major decisions including the disposition of a senior housing community owned by the joint venture and the acquisition of any real property. It appears*

that Sunrise has substantive participating rights and your investments in the Sunrise joint ventures represent undivided interests subject to joint control. Please clarify if these ventures are in corporate or partnership form and how you determined that consolidation of these ventures was appropriate given the guidance of paragraph 11 of SOP 78-9, EITF 04-5 and EITF 96-16, as applicable.

As of December 31, 2008, the Company owned a 75% to 85% ownership interest in 61 seniors housing communities pursuant to joint ventures, with the minority interest in these ventures being owned by wholly owned subsidiaries of Sunrise Senior Living, Inc. (collectively, "Sunrise"). Of the 61 seniors housing communities, 58 are located in the United States (U.S. Communities) and three are located in Canada (Canadian Communities). The primary business purpose of the joint ventures is owning, holding and maintaining these 61 communities.

U.S. Communities:

The U.S. Communities are owned by various limited liability companies (LLCs) of which the Company and Sunrise are the sole members. The Company has a 75% to 85% membership interest and Sunrise has a 15% to 25% membership interest in each LLC. Each LLC is governed by a Board of Managers (Board), consisting of four managers appointed by the Company and one manager appointed by Sunrise. Based on this ownership structure and the governance provisions of the LLC agreements, we believe that EITF No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" provides the most applicable guidance for determining the accounting treatment related to the Company's investments in these joint ventures.

In accordance with EITF No. 96-16, we assessed whether Sunrise's rights as the minority member should overcome the presumption of consolidation by the Company. Under the terms of the applicable LLC agreement, the Board, by majority vote, has authority to make all decisions and to take all actions on behalf of the LLC (including all decisions that are deemed to be made in the ordinary course of business), other than a limited number of "major decisions" requiring the express approval of the Sunrise-appointed manager. These "major decisions" requiring Sunrise approval generally include: (a) the merger or disposition of substantially all the assets of the LLC; (b) the sale of additional interests in the LLC; (c) the dissolution of the LLC; (d) the disposition of a seniors housing community owned by the LLC; and (e) the acquisition of any real property. Other than the limited right to appoint one manager to the five-member Board, Sunrise does not have any right to select, terminate or set compensation of management responsible for implementing the LLC's policies and procedures. Furthermore, Sunrise does not control any operating and capital decisions of the LLC, including budgets, in the ordinary course of business.

We believe these "major decisions" do not allow Sunrise to participate in financial and operating decisions relating to the LLCs in the ordinary course of the LLCs' business of owning, holding and maintaining the 58 U.S. Communities. Moreover, neither the disposition of a seniors housing community nor the acquisition of real property by an LLC would be deemed ordinary course, given the small number of communities owned by each LLC and the significant impact that such a disposition or acquisition would have on the LLC. As such, we determined under the guidance of EITF No. 96-16, that Sunrise's rights as the minority member are "protective," rather than "participating" in nature and, therefore, do not overcome the presumption of consolidation by the investor with majority voting control, which is the Company.

Canadian Communities:

Each Canadian Community is owned directly by a limited partnership (LP), of which the Company and Sunrise are limited partners. The general partner is a corporation owned 80% by the Company and 20% by Sunrise and is controlled by the Company. Based on this ownership structure and governance provisions of the LP agreements, we believe that EITF No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" provides the most applicable guidance for determining the accounting treatment related to the Company's investments in these joint ventures.

In accordance with EITF No. 04-5, we assessed whether Sunrise's rights, as a limited partner, should overcome the presumption of control by the Company (through its majority control of the general partner). Under the terms of the applicable LP agreement, Sunrise has neither (a) the substantive ability to dissolve (liquidate) the LP or otherwise remove the general partner without cause nor (b) substantive participating rights. The general partner has authority to make all decisions and to take all actions on behalf of the LP (including all decisions that are deemed to be made in the ordinary course of business), other than a limited number of "major decisions" requiring the express approval of the limited partners. These "major decisions" are similar in scope to those specified above with respect to the LLCs. Because these "major decisions" do not allow Sunrise to participate in financial and operating decisions relating to the LP in the ordinary course of business, we determined, under the guidance of EITF No. 04-5, that Sunrise's rights as a limited partner are "protective," rather than "participating" in nature and, therefore, do not overcome the presumption of control by the Company.

Accordingly, for the reasons stated above, we believe that consolidation of the Company's joint ventures with Sunrise is appropriate.

Exhibit 31

2. *In future filings remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity.*

    The Company will remove the reference to the certifying officer's title in the introductory paragraph in its future filings with the Commission.

ElderTrust Operating Limited Partnership Form 10-K for the year ended December 31, 2008

Please be advised that on April 6, 2009, subsequent to the filing of the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008, the Partnership was dissolved in accordance with its Second Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement"). On April 17, 2009, ElderTrust, the general partner of the Partnership, filed a Form 15-15D with the Commission relating to the suspension of the Partnership's duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

The responses set forth below refer to the Partnership prior to its dissolution.

Liquidity and Capital Resources, page 21

3. *We note that you anticipate cash flows from operations to be sufficient to fund operations, meet debt service requirements and make distributions to unitholders for the foreseeable future. Please tell us how you intend to fund the $23.4 million of debt obligations due in 2009. Based upon historical cash flow data, it does not appear that cash flow from operations is sufficient to meet your upcoming debt service requirements.*

ElderTrust, the sole general partner of the Partnership, is a wholly owned subsidiary of the Company. As of December 31, 2008, the Company, directly and indirectly through ElderTrust, owned 99.6% of the Partnership, and the Partnership was consolidated with the Company in accordance with generally accepted accounting principles. Given that the Company's cash flows from operations are sufficient to repay its 2009 debt maturities (which include the Partnership's $23.4 million of debt obligations due in the fourth quarter of 2009), as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, the Company had the ability to make capital contributions to the Partnership as cash requirements arose. Accordingly, the Partnership intended to fund its upcoming debt service obligations through capital contributions from the Company.

Note 6 – Concentration of Credit Risk, page 35

4. *We note that approximately 53.3% of your properties were leased to Genesis and Genesis accounted for approximately 49.9% of your rental income in 2008. While recognizing that Genesis is no longer subject to the periodic reporting requirements, in view of this significant credit concentration, clarify to us why you did not include audited financial statements of Genesis for the periods required by Rule 3-01 and 3-02 of Regulation S-X.*

In accordance with Regulation S-X, the audited balance sheets of FC-GEN Acquisition Holding, LLC, the parent company of Genesis and guarantor of its leases with the Partnership, as of December 31, 2008 and 2007, and the related consolidated statements of operations, members' equity and other comprehensive income (loss), and cash flows for the year ended December 31, 2008 and for the period from July 14, 2007 to December 31, 2007 (successor periods) and the audited consolidated statements of operations, shareholders' equity and other comprehensive income (loss), and cash flows of Genesis HealthCare Corporation and subsidiaries for the period from January 1, 2007 to July 13, 2007 (predecessor periods) have been filed as Exhibit 99.1 to the Partnership's Annual Report on Form 10-K for the year ended December 31, 2008. In light of the fact that Genesis was not acquired by a third party until July 13, 2007 and was still subject to the Commission's reporting requirements with respect to all periods prior to 2007, Note 6 of the Notes to Consolidated Financial Statements included in Item 8 of the Partnership's Form 10-K contains a notice to readers identifying where they can find Genesis's prior filings with the Commission. Accordingly, we believe the filing has satisfied the requirements of Rule 3-01 and 3-02 of Regulation S-X.

Note 12 – Partnership Units, page 39

5. *We note that the Class C limited partnership units are redeemable. Please disclose the pertinent rights and privileges of all classes of partnership units outstanding in accordance with paragraph 4 of SFAS 129. In addition, for the Class C units and any other class of securities with redemption features, please advise us what consideration you gave to reflecting the redeemable units at their redemption amount outside of permanent equity pursuant to EITF D-98.*

    Note 2 of the Notes to Consolidated Financial Statements included in Item 8 of the Partnership's Form 10-K describes the allocation of net income and cash distributions for each of the partnership units outstanding. As of December 31, 2008, the only class of partnership units that had redemption features was the Class C units, and those features are described in Note 12 of the Notes to Consolidated Financial Statements. In accordance with Rule 5-02.28 of Regulation S-X, securities with redemption features not solely within the control of the issuer shall be classified outside of permanent equity. The Class C units were redeemable at the option of the holder; however, they were not classified outside of permanent capital because the redemption was an obligation of the Company, and not a future cash obligation of the Partnership. Based on a review of the Partnership Agreement, we determined that no aspect of the redemption feature could require cash settlement by the Partnership. In addition, the redemption value of the Class C units was immaterial to the partnership (i.e. less than one percent of total assets or total capital).

    Therefore, since none of the outstanding limited partnership units as of December 31, 2008 had any material participation rights, liquidation preferences, call features, sinking-fund requirements or unusual voting rights, we believe that all disclosure requirements under paragraph 4 of SFAS 129 have been satisfied.

Note 13 – Condensed Consolidating Information, page 39

6. *We note that you have presented condensed consolidating financial information as prescribed by Rule 3-10 of Regulation S-X. Please clarify for us the status of the guarantee provisions which required the inclusion of this information and if those guarantees are continuing, how you plan to satisfy the requirement of Rule 3-10 of Regulation S-X in the future.*

As of December 31, 2008, the guarantees of the outstanding senior notes were continuing. As noted above, however, the Partnership has since been dissolved and all guarantors are now wholly owned subsidiaries of the Company.

Each of the Company and ElderTrust, on behalf of the Partnership, hereby acknowledge that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings, that Staff comments or changes to disclosure in response thereto do not foreclose the Commission from taking any action with respect to the filings and that the Company and the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your May 1, 2009 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,
Executive Vice President and Chief Financial Officer of
Ventas, Inc. and Executive Vice President and Chief
Financial Officer of ElderTrust

cc: Debra A. Cafaro, Chairman, President and Chief Executive Officer of Ventas, Inc. and President and Chief Executive Officer of ElderTrust

      T. Richard Riney, Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary of Ventas, Inc. and Secretary of ElderTrust